

Mail Stop 7010

September 25, 2007

David A. Luptak
Executive Vice President, General Counsel and Secretary
Wheeling-Pittsburgh Corporation
1134 Market Street
Wheeling, WV 26003

Re: Clayton Acquisition Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed on September 11, 2007
File No. 333- 142822

Dear Mr. Luptak:

We have reviewed your filing and have the following comments.

General

1.   We have reviewed your response to comment 23 in our letter dated August 30, 2007.
Please note that you must file an amended Form 10-Q for the periods ended March 31,
2007 and June 30, 2007 before this registration statement can be declared effective.

2.   Please file the legal opinion required by Item 601(b)(5) of Regulation S-K.

3.   We have reviewed your response to comment 1 in our letter dated June 7, 2007. Please
advise us whether security holders, when given the opportunity to <u>exercise</u> the put right,
are making an investment decision that is subject to Rule 13e-4, Regulation 14E and
Section 14E. See Exchange Act Release No. 14699 (April 24, 1978), Interpretation
Concerning the Application of Tender Offer Provisions to Certain Cash Option Mergers.

Material U.S. Federal Income Tax Consequences of the Combination, page 90

4.   Since you are filing short form tax opinions and the prospectus disclosure is the opinions,
each tax counsel must state clearly that the discussion in the tax consequences section
"is" counsel's opinion. It is not acceptable to state that the discussion is an accurate
description of the tax consequences. Please revise throughout the filing and in both tax
opinions.

5.   We note your response to comment 12 in our letter dated August 30, 2007. Since counsel cannot provide a firm conclusion on the tax consequences, please briefly disclose in plain English in the Summary and the Risk Factors sections the possible outcomes and risks to stockholders of that tax consequence. We would not object if you provided a cross-reference to the Tax Consequences section rather than repeating this information.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 120

Note 1. Description of Transaction and Basis of Presentation, page 124

6.   We have reviewed your response to comment 16 in our letter dated August 30, 2007 and have the following additional comments regarding your analysis of paragraph 17 of SFAS 141:

- Please tell us which entity is larger on a fair value basis.
- Please note that to the extent there are some shareholders who hold interests in both Esmark and Wheeling-Pittsburgh, you should consider the origin of these shares in calculating the percentage of shares that will be owned by former Esmark and Wheeling-Pittsburgh shareholders subsequent to the merger. For example, it appears that the FMA shareholders will receive shares as a result of their investment in both Esmark and Wheeling Pittsburgh. However, you have attributed all of the FMA shares to Esmark instead of considering their investment in Wheeling-Pittsburgh.
- To the extent that Wheeling-Pittsburgh has debt that is required or is assumed to convert into shares of common stock prior to the merger, the relevant common stock shares should be included in Wheeling-Pittsburgh ownership percentage calculation you have included in Exhibit I.
- The shares that the FMA shareholders will receive as a result of an additional new investment under the standby agreement should not be included in the calculation of the Esmark ownership percentage.
- The purchase rights that Wheeling-Pittsburgh shareholders will receive result from their current investment in Wheeling-Pittsburgh. As a result, these shares should be included in the calculation of the Wheeling-Pittsburgh ownership percentage.
- Please tell us if there are any special voting arrangements.
- Please provide us with your analysis that considers the voting rights on a fully diluted basis and therefore includes the impact of vested options, warrants and other convertible securities.
- Please provide us with a more comprehensive explanation regarding why you view the FMA shareholders as one minority shareholder. It appears that these shares are held in various funds managed by Franklin.
- Tell us how you considered the significant percentage of shares that could be held by Stockholder No. 1 and Stockholder No. 2 of Wheeling-Pittsburgh if they elect and are able to fully exercise their purchase rights.

- It appears that two of the directors of Wheeling-Pittsburgh are union designees. Please tell us if the union has the right to retain two directors.
- Notwithstanding the rights of the union, it appears that directors are elected annually and that there are no agreements which specify legal rights to appoint directors. As a result, it appears that if the Wheeling-Pittsburgh shareholders are in a majority position at the time of the next election, they could replace the current Board of Directors.
- It appears that the employment agreements of James Bouchard, Craig Bouchard and Thomas Modrowski terminate 30 days after the merger. As a result, if the Wheeling-Pittsburgh shareholders obtain control and replace the Board, they could replace these employees.

Given the above comments, it appears that if the Wheeling-Pittsburgh stockholders obtain a majority of the New Esmark common stock, Esmark will not be the accounting acquirer. As a result, please revise to include alternate pro forma information with Wheeling-Pittsburgh as the accounting acquirer. In this regard, please note that what you consider to be the probable case, without commitments on the part of certain shareholders, is not relevant in determining whether an alternate presentation is required of Article 11 of Regulation S-X.

As appropriate, please amend your registration statement in response to these comments. You may contact Patricia Armelin at (202) 551-3747 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: David Pankey
McGuireWoods LLP
Washington Square
1050 Connecticut Avenue N.W., Suite 1200
Washington, DC 20036-5317